April 10, 2024	File #:	97353.1
	Direct:	604 647 4124
	Email:	klalani@boughtonlaw.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs and Mesdames:

Re: ZenaTech, Inc. – Form F-1 – SEC Comment Letter Dated April 1, 2024

We are legal counsel in Canada for ZenaTech, Inc. (“the Company”). On behalf of the Company, we are writing to respond to the comments raised in the letter (the “Second Comment Letter”) to the Company dated April 1, 2024 from the United States Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (Amendment No. 1) (the “Registration Statement”) filed by the Company with the SEC on March 11, 2024 in connection with a proposed listing of its common stock on The Nasdaq Capital Market. The responses below are from the Company and correspond to the captions and numbers set forth in the Second Comment Letter (which are reproduced below in bold). Capitalized terms used in this response letter but not otherwise defined have the meanings assigned to them in the First Comment Letter.

As a preliminary matter, the Company has updated the financial statements in the Registration Statement to include annual audited consolidated financial statements for the year ended December 31, 2023 in place of the annual audited consolidated financial statements for the year ended December 31, 2021 and the interim unaudited consolidated financial statements for nine months ended September 30, 2023 and 2022. Certain financial information in the Registration Statement has also been amended to reflect the updated financial disclosure. In addition, the Company has amended the Registration Statement to include disclosure relating to the resale of common shares by Canadian shareholders in the "Plan of Distribution" section, to include disclosure relating to two recent loans under "Description of Capital Stock - Convertible Loans", as well as to make some minor corrections.

Amendment No. 1 to Form F-1 March 11, 2024

Cover page

1.Please identify the financial advisor on the cover page, the process in which Nasdaq will

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begin accepting orders including how the Current Reference Price is calculated, how the financial advisor will determine when your shares are ready to trade and the factors it will consider to approve proceeding at the Current Reference Price, as well as what will occur if the financial advisor does not approve the Current Reference Price.

Response: The Company has amended the cover page of the prospectus to include the information requested.

2.Please refer to prior comment 2 and revise your cover page to clearly state that the listing of your common stock on the Nasdaq Capital Market without underwriters is a novel method for commencing public trading in shares of your common stock and, consequently, the trading volume and price of shares of your common stock may be more volatile than if shares of your common stock were initially listed in connection with an underwritten initial public offering. Further, please cross reference the disclosure regarding your recent sales history of your common stock.

Response: The Company has amended the cover page of the prospectus to include the information requested.

Risk Factors

There is no public market for our securities, page 26

3.We note your revised disclosure in response to prior comment 4 that the company "plans a listing on the Canadian Securities Exchange as a dual listing." This does not appear consistent with your response that the company has withdrawn its application with the Ontario Securities Commission and that the listing with the Canadian Securities Exchange will not proceed. Please revise.

Response: The Company has removed the reference to a proposed dual listing of its common shares on the Canadian Securities Exchange and has accordingly replaced the reference to "the Canadian Securities Exchange" in the Registration Statement with a reference to "a recognized stock exchange" when discussing the expiry of the warrants issued by the Company.

Plan of Distribution, page 111

4.In response to prior comment 6, you disclose that the recent sales transactions were not included as part of the valuation report. Please disclose who issued the valuation report, how it was used, and why the company deleted the reference to the valuation report in the amended registration statement.

Response: Stonebridge Advisory Inc. issued the valuation report. The valuation report was prepared on behalf of the Company to determine the fair value of the Company in connection with a public listing of its common shares. The reference to the valuation report was deleted from Plan of Distribution as Maxim Group was engaged as the Company's financial advisor to assist with the listing on Nasdaq, including with respect to determining a reference price for the Company's shares for trading.

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5.In response to prior comment 7, you disclose that the Advisor will act as a registered and active market maker and will engage other market makers. Please identify the other market makers who will be involved in this offering.

Response: The following market makers will be involved in this offering: Maxim Group LLC, Roth Capital Partners, LLC and Ladenburg Thalmann & Co. Inc.

Statements of Cash Flows, page 126

6.Your response to prior comment 10 states that investing activities includes other investments not included in the cash equivalents. Additionally, you state that this is the correct classification of the ‘Advance to affiliate for future services’ account and what the Company uses these funds for. Please clarify how this complies with Paragraph 16 of IAS Tell us why the advances do not qualify as an operating activity since they represent prepayment for future services. Clarify whether these future services represent transactions that will enter into the determination of profit or loss. Refer to paragraph 14(c) of IAS 7. Lastly, we note your disclosure on page 146 that "the comments and instructions from the Ontario Securities Commission Letter dated August 25,023, we made some changes to the previous financial statements as clarifications". We further note that one of the changes made was describe as follows: "On the 2021 statement of cash flows the change in advance to affiliate for future services of $(2,073,965), which was classified under the financing activities was moved to operating activities under “advance to the affiliate for future services”". You then disclose that due to "comments and instructions from the Ontario Securities Commission Letter dated September 21, 2023, we made some changes to the previous financial statements approved as clarifications". You further state that "In the statement of cash flows for both year-ended December 31, 2022, and 2021, we moved the category advance to affiliate for future services from the operating activities to the financing activities section since this is its appropriate treatment". Please provide us with reasons given to you to make the first change and then the following change to move the amounts back to financing activities.

Response:  The Company respectfully submits that IAS 7 second part of the definition says. “Only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities.”

In paragraph IAS 7, the classification meets the definition of 16c. “Cash payments to acquire equity or debt instruments of other entities and interests in joint ventures (other than payments for those instruments considered to be cash equivalents or those held for dealing or trading purposes);”

The Company made the first change because the original presentation did not fairly represent cash generated internally and the item more accurately reflects investing activities and not cash used for operating activities.

This amount represents amounts that the Company will get back by Epazz providing services or Epazz repaying them to the Company.

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7.Your response to prior comment 10 explains that you updated the December 31, 2023 financial statements currently under audit with a new disclosure explaining the reclassification from financing activities to investing activities, and you have made the change as of June 30, 2023. Please clarify how this complies with Paragraph 42 of IAS 8 which states that an entity shall correct material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period(s) presented in which the error occurred. Additionally, if applicable, revise your disclosure to comply with Paragraph 49 of IAS 8.

Response: The Company respectfully submits that prior-period amounts were reclassified according to IAS 8 paragraph 42.

2. Basis of Preparation

Statement of compliance, page 128

8.Your response to prior comment 11 states that the correct date is October 25, 2023, not December 15, 2023, for when the interim consolidated financial statements have been authorized. However, your disclosure on page 176 states, “The interim unaudited consolidated financial statements have been authorized by the Company’s Board of Directors on December 15, 2023”. Please clarify why the interim consolidated financial statements are disclosed to have been authorized on two different dates on pages 128 and 176.

Response: The Company has removed the interim consolidated financial statements from the Registration Statement as noted above. Accordingly, the Company respectfully submits the issue is no longer relevant.

Revenue, page 131

9.Your response to prior comment 12 states you will include a disclosure explaining your services offer both a) software-as-a-service that only provides access to the software and b) an option where the customer pays for the software, taking possession of it, and for which the Company just offers software maintenance. Please revise your disclosure to include when you recognize revenue for each performance obligation of both types of arrangement options. In this regard, revise to state whether revenue is recognized at a point in time or over time. Additionally, disclose the method used to recognize revenue over time. Refer to paragraphs 39, 41, and 124 of IFRS 15.

Response: The Company has now revised the revenue section to describe that software services customization is completed within 6-8 weeks and is the only service that is recognized at a point in time. This revenue is recognized at a point in time when the work is completed. Maintenance and subscription revenue are recognized evenly over time based on the contract length.

Item 8. Exhibits and Financial Statement Schedules, page 177

10.Your response to prior comment 9 states that you have included the consents from the auditors for the interim period ending September 30, 2023 and the annual audited

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financials for December 31, 2022 and 2021. In your next amendment, please update the consents in Exhibits 23.1, 23.2, and 23.3 to reference the most recent amendment number. Additionally, note that page 148 appears to include an outdated consent of the review report. Ensure you remove this consent in the next amendment.

Response: The Registration Statement now includes audited consolidated financial statements for years ended December 31, 2023 and December 31 2022, together with the corresponding audit report for those periods, as well as the corresponding consents which we are informed reference the second amendment to the Registration Statement.

11.Your response to prior comment 9 states that you are revising the form to include the Bansal Review Report for September 30, 2023, and this does not appear to be included in the current filing. Since you provide a consent in Exhibit 23.2 that refers to the review report for the interim financial statements, please ensure that you include this review report in the next amendment.

Response: As the Company has now removed the interim consolidated financial statements from the financial disclosure in the Registration Statement as noted above, the Company respectfully submits that the Bansal Review Report on the Company’s interim statements is no longer necessary.

Item 8. Exhibits and Financial Statement Schedules, page 179

12.We note your response to prior comment 13 and newly filed Exhibits 10.14-10.16. The text in Exhibit 10.16 is not legible. Please refile. Additionally, the Exhibits 10.14-10.15 do not include amendments. You disclose on pages 71-72 that on March 1, 2021 both agreements were amended. Please file all material amendments.

Response: The Company has refiled Exhibit 10.16 as requested. The Company has also filed all of the amendments for Exhibit 10.14 and 10.15.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@boughtonlaw.com with any questions or comments regarding this correspondence.

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Yours truly,

Boughton Law Corporation

/s/ Karim Lalani

Karim Lalani

Counsel

cc: Shaun Passley PhD.

ZenaTech, Inc.

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